

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Bert Nappier
Executive Vice President and Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, GA 30339

      Re: Genuine Parts Company
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 23, 2023
          File No. 001-05690

Dear Bert Nappier:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services